EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three
	Months
	Ended
	March
	31,	Year Ended December 31,
(Dollars in millions)	2010	2009	2008	2007	2006	2005
EARNINGS
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$29	$(365)	$176	$436	$(230)	$424

Add:
Amortization of previously capitalized interest	2	8	8	10	12	11
Distributed income of equity investees	4	3	3	3	5	7

Total additions	6	11	11	13	17	18

Deduct:
Capitalized interest	7	14	23	10	7	7
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	5	4	11	14	8	12

Total deductions	12	18	34	24	15	19

TOTAL EARNINGS (LOSS)	$23	$(372)	$153	$425	$(228)	$423

FIXED CHARGES
Interest expense	$74	$311	$320	$470	$467	$426
Capitalized interest	7	14	23	10	7	7
Amortization of debt discount, premium or expense	4	16	17	26	21	29
Interest portion of rental expense (1)	26	105	105	101	98	94
Proportionate share of fixed charges of investees accounted for by the equity method	—	1	1	1	—	—

TOTAL FIXED CHARGES	$111	$447	$466	$608	$593	$556

TOTAL EARNINGS BEFORE FIXED CHARGES	$134	$75	$619	$1,033	$365	$979

RATIO OF EARNINGS TO FIXED CHARGES	1.21	*	1.33	1.70	**	1.76

*	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $372 million.

**	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $228 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.